Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

2.

Date of Material Change

October 13, 2006.

3.

News Release

News release was issued on October 13, 2006 and disseminated via CCN Matthews News Wire Service pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Las Vegas From Home.Com Entertainment Inc. to cease offering its “real money” products and services to all U.S. based players

Vancouver, British Columbia, October 13, 2006 – Las Vegas From Home.Com Entertainment Inc. (the “Company”) (TSXV: LVH).  Since the passing of the Unlawful Internet Gambling Enforcement Act of 2006 in the United States (the “Act”), the Company has determined that its licensed operating subsidiary, Action Poker Gaming Inc. (“APG”), will cease to offer its real money products and services to all U.S. based players.

5.

Full Description of Material Change

Las Vegas From Home.Com Entertainment Inc. to cease offering its “real money” products and services to all U.S. based players

Vancouver, British Columbia, October 13, 2006 – Las Vegas From Home.Com Entertainment Inc. (the “Company”) (TSXV: LVH).  Since the passing of the Unlawful Internet Gambling Enforcement Act of 2006 in the United States (the “Act”), the Company has determined that its licensed operating subsidiary, Action Poker Gaming Inc. (“APG”), will cease to offer its real money products and services to all U.S. based players.

Accordingly, APG’s Action Poker Network (“APN”) will cease taking deposits from U.S. based players as of October 13, 2006.

To allow for an orderly wind down of the Action Poker Network’s U.S facing business, the APN will remain open for U.S. based players for real money poker play utilising their existing account balances for one month.  At the end of the one month period, persons in the U.S. will be prevented from playing real money poker on the APN.  In addition, the Company has taken immediate steps to prevent customers from playing on the APN in certain U.S. States.  All players will be able to continue to play for “Fun” or “Demo” money.

As the Company’s current U.S. business represents approximately 28% of the Company’s revenues, the Company believes this closure will have a material adverse impact to its business.  However, the Company will continue to build upon its Non-U.S. business as well as concentrating on its Asian Multi-Player Software Platform (“AMSP”) business.

Update on Advance Discussions on the Sale of Action Poker Gaming Inc. (“APG”)

As reported previously, several parties have expressed interest in the acquisition of APG.  Advanced discussions are in place and based on the most recent discussions, the Company believes a sale is imminent.  However, there is no assurance that a sale will take place and investors are cautioned not to rely upon a transaction being completed.

Future Business Initiatives

Jake Kalpakian, President and CEO of the Company states, “We are all disheartened with the recent legislative developments in the U.S., but the reality is, we, as a Company, were already looking at other business opportunities in different marketplaces.  In this regard, we have been building our unique AMSP for the past 12 months and as a result, are well positioned to license our software in the Asian region.  Not only has the AMSP recently been soft launched in that marketplace, we have been receiving a tremendous amount of interest for this particular product from prospective licensees.  While we believe Asia will be a very hard marketplace to crack, our unique Software should enable us to capitalize on niche or nascent market opportunities in that region.  This direction of building specialized products to serve niche markets will be the Company’s course of action for the future and we expect to be announcing several promising initiatives in this regard while at the same time building upon our existing business.”

LVFH is an "E-Gaming" Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jacob H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 13th day of October, 2006.